Exhibit 21.1

Subsidiaries of Entropic Communications, Inc.:

NAME:	JURISDICTION OF INCORPORATION:
RF Magic, Inc.	Delaware
Entropic Communications (United Kingdom) Ltd.	United Kingdom
Entropic Communications Israel Ltd.	Israel
Entropic Communications LLC	Delaware
Entropic Communications (Hong Kong) Ltd.	Hong Kong
Entropic Communications (Shenzhen) Co., Limited	China
Entropic Semiconductor (Korea), LLC	South Korea
Entropic Communications Japan K.K.	Japan
Entropic Communications (Shanghai) Co., Limited	China
Entropic Communications (India) Private, Limited	India
Entropic Communications Bermuda LP	Bermuda
Entropic Communications Holding B.V.	The Netherlands
Entropic Communications Hong Kong Holding Limited	Hong Kong
Entropic Communications (Singapore) Private, Limited	Singapore
Entropic Communications LLC, Taiwan Branch	Taiwan